EXHIBIT 2



                                   Anthony J. Fant
                                   2154 Highland Avenue
                                   Birmingham, Alabama  35205


                                   February 17, 1998



To the Board of Directors
c/o Mr. Eugene W. Courtney
HEI, Inc.
1495 Steiger Lake Lane
Victoria, Minnesota  55386

Gentlemen:

     I am filing today with the Securities and Exchange Commission a Schedule 13D relating to my beneficial ownership of the Common Stock of HEI, Inc. (the "Company").

     In the Schedule 13D, I disclose my intent to seek to gain control of the Company's Board of Directors. I have purchased 594,900 shares (approximately 14.6%) of the Company's outstanding Common Stock based on my belief that the stock has been undervalued. When I began acquiring shares in December, 1997, the price was $4.50, which I consider to be the stock's undisturbed price.

     I have noted a marked decline in the Company's operating results and stock price since early 1997 and believe that the Board of Directors has failed to take appropriate actions to realize the Company's true value.
Meanwhile, the directors and top management have continued to reward themselves with stock compensation that bears no relationship to operating results or the stock price and is on terms more favorable than those made available to non-management employees.

     Upon gaining control, I intend to evaluate a number of constructive alternatives with a view toward maximizing value for all shareholders. I also intend to reform the manner in which stock compensation is paid to directors and top executives. Specifically, I plan to link stock compensation more closely to the Company's operating results and stock price performance, avoid the dilutive effects that current practices can have on non-management shareholder value, and eliminate certain compensation arrangements that promote entrenchment of management.

     As the Company's single largest shareholder, I trust that you will respect my interest in leading an honest dialogue concerning the Company's future direction. Additionally, as I continue taking steps to gain control, I will expect you to recognize and fulfill your fiduciary duties to all shareholders and to refrain from taking any action that may adversely affect our rights as shareholders or impede the maximization of shareholder value. Please recognize that any additional entrenchment-motivated actions you might take would result in signficant costs to the Company and would reduce value for all shareholders.

                                   Very truly yours,


                                     /s/ Anthony J. Fant
                                   ----------------------------
                                   Anthony J. Fant